================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934



                                   INSCI Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45765T106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Selway Partners, LLC
                                52 Forest Avenue
                            Paramus, New Jersey 07652
                                 (201) 712-7974
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 March 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 45765T106                                              Page  2  of  11
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  Selway Partners, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  New Jersey
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      29,061,210
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           32,289,073
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             29,061,210
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      32,289,073
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  61,350,283
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  54.3%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 45765T106                                              Page  3  of  11
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  Selway Management, Inc.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           32,289,073
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      32,289,073
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  32,289,073
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.0%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 45765T106                                              Page  4  of  11
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  CIP Capital L.P.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      14,374,749
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             14,374,749
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,374,749
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  21.5%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

      Issuer:  INSCI Corp. ("Insci" or the "Issuer")
              ---------------------------------------

      Principal Executive Offices:  Two Westborough Park, Westborough, MA 02581
                                  ----------------------------------------------

      Security:  Common Stock, par value $0.01 per share
               -------------------------------------------


ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Name:

         1. Selway Partners, LLC ("Selway Partners")

         2. Selway Management, Inc. ("Selway Management")

         3. CIP Capital L.P. ("CIP")

     (b) Business Address:

         1. 52 Forest Avenue, Paramus, New Jersey 07652

         2. 52 Forest Avenue, Paramus, New Jersey 07652

         3. 435 Devon Park Drive, Wayne, Pennsylvania

     State of Organization:

         1. New Jersey

         2. Delaware

         3. Delaware

     (c) Principal Business:

         1. Selway Partners is a privately owned limited liability company which engages in the business of promoting, seeking out, organizing, financing, managing and dealing in and providing business management advice and services, including without limitation, accounting services, seeking out opportunities to promote corporations and advertising services to start-up and early stage technology, software and internet companies for the purpose of receiving fees, commission and profits, including without limitation, upon the sale of the business.

         2. Selway  Management is a wholly owned  subsidiary of Selway Partners,
and  conducts  management   activities  for  the  furtherance  of  the  business
objectives of Selway Partners.

         3. CIP is a limited partnership operating as a Small Business Investment Company under the provisions of Section 301(c) of the Small Business Investment Act of 1958, as amended.


         Information as to each manager, director or officer of each Reporting Person is set forth on Schedule I hereto.

         (d) Criminal Proceedings in Last Five Years:

         None of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any individual named on Schedule I hereto, has been party to any event which would require reporting under this item.

         (e) Civil Securities Proceedings in Last Five Years:

         None of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any individual named on Schedule I hereto, has been party to any event which would require reporting under this item.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 5 below, pursuant to the terms of the Investment Agreement by and among the Issuer, Selway Partners and Selway Management (a wholly-owned subsidiary of Selway Partners), dated as of June 21, 2001 and delivered as of June 27, 2001 (the "Investment Agreement"), Selway Partners acquired an Insci Convertible Subordinated Debenture in favor of Selway Partners issued on June 21, 2001 in the principal amount of $250,000 (the "Selway Partners Debenture"). The Selway Partners Debenture was convertible into Series B Preferred Stock, which in turn is convertible into Issuer Common Stock. The acquisition of the debenture is the result of a financing made available to the Issuer which occurred on June 25, 2001 and which was funded out of the Selway Partner's working capital.

         Also pursuant to the terms of the Investment Agreement, Selway Management acquired an Insci Convertible Subordinated Debenture in favor of Selway Management issued on June 21, 2001 in the principal amount of $30,000 (the "Selway Management Debenture" and, together with the Selway Partners Debenture, the "Issued Debentures"). The Selway Management Debenture is convertible into the Issuer's Series B Preferred Stock, which in turn is convertible into Issuer Common Stock. The acquisition of the Selway Management Debenture is the result of management services performed by Selway Management. The sole consideration for the purchase of the Selway Management Debenture was services performed under a certain Management Agreement dated as of November 30, 2000 by and between Selway Management and the Issuer, as amended, pursuant to which additional Insci Convertible Subordinated Debentures were issued to Selway Management in consideration for management services. In total, Selway Management received Insci Convertible Subordinated Debentures in the aggregate principal amount of $450,000.

         Selway Partners had the right to acquire further Insci Convertible Subordinated Debentures (referred to, together with the Issued Debentures and all subsequently issued Convertible Subordinated Debentures issued to Selway Management pursuant to the Management Agreement, as the "Series B Debentures") up to an aggregate principal amount of $700,000, including the $250,000 already issued. Selway Partners has acquired Series B Debentures in the aggregate principal amount of $585,000. On March 31, 2003, Selway Partners assigned three Series B Debentures in an aggregate principal amount $193,230.33 to CIP.

         Pursuant to an Investment Agreement (the "November Investment Agreement") dated as of November 30, 2000 by and among the Issuer, Selway Partners and CIP, Selway Partners acquired Convertible Subordinated Debentures of the Issuer in the aggregate principal amount of $1,000,000 and CIP acquired Convertible Subordinated Debentures of the Issuer in the aggregate principal amount of $1,000,000 (the "Series A Debentures"). Such Series A Debentures are convertible into Series A Preferred Stock, which in turn are convertible into shares of the Issuer Common Stock. The acquisition of the Series A Debentures is the result of a $2,000,000 financing made available to the Issuer by Selway Partners and CIP.

         On March 31, 2003, the Issuer, Selway Partners and CIP entered into a refinancing of the obligations represented by the Series A Debentures, pursuant to which the conversion price of the Series A Preferred Stock was reduced, such that the Series A Debentures are now ultimately convertible into 9,093,109 shares of Common Stock. In exchange, the Issuer will make monthly payments of principal on the Series A Debentures with interest accruing at 10% per annum over a three-year term. Additionally, on that date Selway Partners, Selway Management and CIP each exercised their conversion rights on all outstanding Series B Debentures, such that outstanding debt in the sum of $1,233,460 was converted into 123,344 shares of Series B Preferred Stock, which are currently convertible into an indeterminate number of shares of Common Stock, as further described under Item 5.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of this transaction was investment and for the further purpose of acquiring a financial interest in the Issuer which, if converted to one or more equity ownership securities, would provide Selway Partners with the opportunity to benefit, including through attaining trading or investment profits arising out of future appreciation in the market price of Issuer Common Stock, or as a result of the sale, merger or other significant capital or strategic transaction in which the Issuer may engage. The Reporting Persons and their representatives expect to discuss such possible transactions with the Issuer and other parties and to pursue steps that will enhance the likelihood that the Issuer and its shareholders can identify and consummate steps that would result in such appreciation or other value enhancing transactions.

         Pursuant to the Investment Agreement, as amended to date, and the November Investment Agreement, as amended to date, Selway has the right to nominate up to three members to serve on Insci's Board of Directors.

         The Reporting Persons, may at any time and from time to time, reexamine its investment in the Issuer and review and reconsider its position with respect to the Issuer, and may change its intentions as stated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a-b) The percentage of ownership listed below is based on 52,761,299 shares of Issuer Common Stock reported outstanding by the Issuer in its most recent Form 10-QSB filed with the Securities and Exchange Commission on February 14, 2003.

------------------------------- ------------------------ ----------------------- -----------------------
                                Selway Partners, LLC     Selway Management, Inc.   CIP Capital L.P.
------------------------------- ------------------------ ----------------------- -----------------------
(a) Amount beneficially owned:  61,350,283 (1)(2)(3)(4)       32,289,073 (1)(5)        14,374,749 (6)(7)
------------------------------- ------------------------ ----------------------- -----------------------
Percent of class                                   54.3%                  38.0%                   21.5%
------------------------------- ------------------------ ----------------------- -----------------------
(b) Number of shares as to which such person has:
------------------------------- ------------------------ ----------------------- -----------------------
     sole power to vote             29,061,210 (2)(3)(4)                      0        14,374,749 (6)(7)
------------------------------- ------------------------ ----------------------- -----------------------
     sole power to dispose          29,061,210 (2)(3)(4)                      0        14,374,749 (6)(7)
------------------------------- ------------------------ ----------------------- -----------------------
     shared power to vote        32,289,073 (1)(2)(3)(4)      32,289,073 (1)(5)                       0
------------------------------- ------------------------ ----------------------- -----------------------
     shared power to dispose     32,289,073 (1)(2)(3)(4)      32,289,073 (1)(5)                       0
------------------------------- ------------------------ ----------------------- -----------------------

_____________
         (1) The amount and percentage of Issuer Common Stock include 200,000 shares of Issuer Common Stock issuable to Selway Management upon the exercise of a warrant issued pursuant to the November Investment Agreement at a price equal to $.72 per share, subject to adjustment.

         (2) The amount and percentage of Issuer Common Stock include two Insci warrants issued to Selway Partners which give Selway Partners the right to purchase an aggregate of 230,769 shares of Series A Preferred Stock at a price equal to $1.44 per share, which are ultimately convertible into 2,727,250 shares of Issuer Common Stock.

         (3) The amount and percentage of Issuer Common Stock include 16,171,955 shares of Issuer Common Stock which may be issued to Selway Partners upon conversion of the Series B Preferred Stock, calculated as if converted on March 31, 2003, and 32,089,073 shares of Issuer Common Stock which may be issued to Selway Management upon conversion of the Series B Preferred Stock, calculated as if converted on March 31, 2003. Selway Partners and Selway Management hold 49,073 and 51,013 shares of Series B Preferred Stock, respectively. The Series B Preferred Stock is convertible into a number of shares of Issuer Common Stock that is variable, based on the following calculation contained in the Certificate of Designation of the Series B Preferred Stock:

             shares of Series B Preferred Stock shall be convertible into shares of Issuer Common Stock at a conversion price (the "Conversion Price") equal to (i) such number of shares of Issuer Common Stock as represents the "Current Value Percentage" (as defined below) of Issuer's total issued and outstanding Issuer Common Stock as of the date of conversion, plus (ii) such additional shares of Issuer Common Stock issuable after the date of conversion as may be necessary to maintain such Current Value Percentage upon the conversion of the 8% Preferred Stock and the Series A Preferred Stock, or exercise of other convertible instruments (other than the exercise of options to purchase shares of the Issuer Common Stock of the Issuer issued to employees, officers, consultants or directors of the Issuer or any subsidiary pursuant to a stock option plan approved by the Issuer's Board of Directors or the Debentures). "CURRENT VALUE PERCENTAGE" shall mean a percentage equal to (i) the aggregate Purchase Price of the Series B Preferred Stock authorized to be issued upon conversion of the Debentures, divided by (ii) the Current Adjusted Company Value. "CURRENT ADJUSTED COMPANY VALUE" shall mean the product of (i) the number of shares of Issuer Common Stock outstanding as of the date hereof, as last reported in the Issuer's filings with the Securities and Exchange Commission for the fiscal quarter ended December 31, 2000,
             (ii) multiplied by a price per share equal to the 80% of the lower of (Y) the closing bid price for Issuer Common Stock of the Issuer on June 21, 2001 and (Z) the date of issuance of each Debenture provided that if such amount is less than $1,500,000 such amount shall be deemed to be equal to $1,500,000. "PURCHASE PRICE" shall mean the dollar principal amount of Debentures converted into Series B Preferred Stock plus the dollar amount of any interest, dividends or other amounts due on such Debenture as are converted into Series B Preferred Stock.

         No assurance can be made as to the number of shares of Issuer Common Stock that may eventually be issued upon conversion of the Series B Preferred Stock, as the conversion ratio adjusts as outlined above. The Series B Preferred Stock votes on all matters presented to shareholders on an as-converted basis as of the record date established for the determination of shareholders eligible to vote.

         (4) The amount and percentage of Issuer Common Stock includes 9,093,109 shares of Issuer Common Stock which may be issued to Selway Partners upon conversion of the Series A Debentures.

         (5) The amount and percentage of Issuer Common Stock include 32,089,073 shares of Issuer Common Stock which may be issued to Selway Management upon conversion of the Series B Preferred Stock, calculated as if converted on March 31, 2003. Selway Management holds 51,013 shares of Series B Preferred Stock. The Series B Preferred Stock is convertible into a number of shares of Issuer Common Stock that is variable, based upon the calculation contained in the Certificate of Designations of Series B Preferred Stock and set forth in footnote 3 above.

         (6) The amount and percentage of Issuer Common Stock include 11,227,479 shares of Issuer Common Stock which may be issued to CIP upon conversion of the Series B Preferred Stock, calculated as if converted on March 31, 2003. CIP holds 23,258 shares of Series B Preferred Stock. The Series B Preferred Stock is convertible into a number of shares of Issuer Common Stock that is variable, based upon the calculation contained in the Certificate of Designations of Series B Preferred Stock and set forth in footnote 3 above.

         (7) The amount and percentage of Issuer Common Stock include two Insci warrants issued to CIP which give CIP the right to purchase an aggregate of 230,769 shares of Series A Preferred Stock at a price equal to $1.44 per share, which are ultimately convertible into 2,727,250 shares of Issuer Common Stock.


         (c) Neither of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the individuals named in Schedule I hereto has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d) Pursuant to the November Investment Agreement, CIP has the right to receive cumulative preferred dividends. The Series A Preferred Stock also shares pari passu on an as converted basis in any dividends declared on Issuer Common Stock.

         (e) Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit A.

Other relevant exhibits are incorporated by reference to the Issuer's Form 8-K filed reporting the restructuring.


                                      * * *

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: April 11, 2003                           SELWAY PARTNERS, LLC

                                               By: /s/  Raviv Shefet
                                                  ------------------------------
                                               Name:  Raviv Shefet
                                               Title:  VP Finance


Date: April 11, 2003                           SELWAY MANAGEMENT, INC.

                                               By: /s/  Raviv Shefet
                                                  ------------------------------
                                               Name:  Raviv Shefet
                                               Title:  VP Finance


Date: April 11, 2003                           CIP CAPITAL L.P.

                                               By: CIP Capital Management, Inc.,
                                                   its general partner

                                               By: /s/  Edward J. Carey
                                                  ------------------------------
                                               Name:  Edward J. Carey
                                               Title: President

                                                                      SCHEDULE I
                                                                      ----------




SELWAY PARTNERS, LLC

NAME                                 Present Principal Occupation,
----                                 Employment and Address
                                     -------------------------------------------

Yaron Eitan                          Chief Executive Officer of Selway Partners
                                     52 Forest Avenue, Paramus, NJ 07652


Winston J. Churchill                 CIP Capital L.P. and SCP Private Equity
                                     Partners, L.P.
                                     435 Devon Park Drive, Wayne, PA


Tom Rebar                            SCP Private Equity Partners, L.P.
                                     435 Devon Park Drive, Wayne, PA



SELWAY MANAGEMENT, INC.

Yaron Eitan                          Chief Executive Officer of Selway Partners
                                     52 Forest Avenue, Paramus, NJ 07652


Winston J. Churchill                 CIP Capital, L.P. and SCP Private Equity
                                     Partners, L.P.
                                     435 Devon Park Drive, Wayne, PA


Tom Rebar                            SCP Private Equity Partners, L.P.
                                     435 Devon Park Drive, Wayne, PA



CIP CAPITAL L.P.


Edward J. Carey                      President of CIP Capital Management, Inc.
                                     435 Devon Park Drive, Wayne, PA


Winston J. Churchill                 CIP Capital, L.P. and SCP Private Equity
                                     Partners, L.P.
                                     435 Devon Park Drive, Wayne, PA

                                    Exhibit A

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to the joint filing on behalf of each of them a statement on Schedule 13D (including any amendments thereto, the "Statement") with respect to the common stock, par value $.01 per share, of INSCI Corp. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Statement on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.



Date:  April 11, 2003                          SELWAY PARTNERS, LLC

                                               /s/ Raviv Shefet
                                               ---------------------------------
                                               Name: Raviv Shefet
                                               Title:  VP Finance


Date:  April 11, 2003                          SELWAY MANAGEMENT, INC.
                                               /s/ Raviv Shefet
                                               ---------------------------------
                                               Name: Raviv Shefet
                                               Title:  VP Finance


Date:  April 11, 2003                          CIP CAPITAL L.P.

                                               By: CIP Capital Management, Inc.,
                                                    its general partner

                                               By: /s/  Edward J. Carey
                                                   -----------------------------
                                                   Name: Edward J. Carey
                                                   Its: President